VIA EDGAR

October 17, 2025

Division of Corporation Finance

Office of Crypto Assets
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	21Shares Dogecoin ETF Trust
Registration Statement on Form S-1
Filed September 10, 2025
File No. 333-286456

To Whom it May Concern:

On behalf of 21Shares Dogecoin ETF Trust (the “Trust”), submitted herewith via the EDGAR system are the Trust’s responses to the comments of the staff of the Office of Crypto Assets of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that the Staff provided in correspondence dated September 24, 2025 with respect to the Trust’s registration statement on Form S-1, as amended (the “Registration Statement”), filed on September 10, 2025.

For your convenience, we have restated your comments below followed by our responses. Capitalized terms used but not defined in this letter have the meaning given to them in Amendment No. 4 to the Registration Statement filed by the Company on the date hereof (such registration statement being referred to herein as the “Pre-Effective Amendment”). We will incorporate any changes referenced below into the Pre-Effective Amendment.

Comment 1: Registration Statement on Form S-1 – Cover Page. We note your disclosure on page 80 that "[t]he Service Provider, at or immediately before the effectiveness of the registration statement that this Prospectus forms a part of, has agreed to purchase $1,500,000 worth of Shares." Please also provide such disclosure on the prospectus cover page.

Response: With respect to the Staff’s comment, the Trust supplementally submits that it has deleted this sentence from the “Audit Seed/Initial Seed Creation Investor” disclosure on page 82 of the Pre-Effective Amendment because the Service Provider’s investment will not occur at or prior to the launch of the public Trust.

Comment 2: Registration Statement on Form S-1 – Risk Factors – Flaws in source code, page 29. We note your disclosure that "in December 2024, a vulnerability in the Dogecoin Network caused more than half of all active validating nodes to crash, reducing confidence in the network and harming the value of Dogecoin." Please provide quantified disclosure regarding the impact on Dogecoin's price in response to this event to the extent applicable and material. We also note news reports suggesting that the Dogecoin network may become the target of a potential 51% attack, with the Qubic blockchain community voting in August 2025 to target the Dogecoin network. Please expand to disclose the announcement of this potential attack and provide quantified disclosure regarding the impact on Dogecoin's price as applicable and if material.

Response: With respect to the Staff’s comment, the Trust has revised the disclosure on pages 28 and 29 of the Pre-Effective Amendment.

Comment 3: Registration Statement on Form S-1 – The Trust’s Service Providers – The Service Providers, page 72. We note your response to prior comment 3 that the Service Provider does not currently maintain any relationships, and did not maintain any relationships as of the date of the Support Services Agreement, with any platforms on which ETPs are distributed. Please disclose the same in your prospectus.

Response: With respect to the Staff’s comment, the Trust has revised the disclosure on page 75 of the Pre-Effective Amendment.

Comment 4: Registration Statement on Form S-1 – The Trust’s Service Providers, page 72. We note your disclosure that House of Doge aims to aggregate Dogecoin liquidity by providing a strategic reserve to facilitate Dogecoin’s use in commerce and government. Please expand your disclosure to discuss House of Doge’s plans to provide a “strategic reserve,” including quantitative disclosure about the reserve and to whom it is “providing” a strategic reserve.

Response: With respect to the Staff’s comment, the Trust has revised the disclosure on page 74 of the Pre-Effective Amendment.

Comment 5: Registration Statement on Form S-1 – The Trust’s Service Providers, page 72. Please tell us, with a view toward disclosure, whether House of Doge is a "promoter" of the Trust within the meaning of Securities Act Rule 405. If so, please expand the disclosure in the appropriate sections to provide the information required by Items 401(g) and 404(c) of Regulation S-K.

Response: The Trust respectfully submits that House of Doge is not a “promoter” of the Trust within the meaning of Securities Act Rule 405. Under Securities Act Rule 405, the term “promoter” includes:

(i)	any person who, acting alone or in conjunction with one or more other persons, directly or indirectly takes initiative in founding and organizing the business or enterprise of an issuer; or
(ii)	any person who, in connection with the founding and organizing of the business or enterprise of an issuer, directly or indirectly receives in consideration of services or property, or both services and property, 10 percent or more of any class of securities of the issuer or 10 percent or more of the proceeds from the sale of any class of such securities. However, a person who receives such securities or proceeds either solely as underwriting commissions or solely in consideration of property shall not be deemed a promoter within the meaning of this paragraph if such person does not otherwise take part in founding and organizing the enterprise.

House of Doge meets neither of these tests. House of Doge has no role in the founding, organization management or control of the Trust. Per Section 2.4 of the Trust’s Amended and Restated Trust Agreement, this power is vested solely and exclusively in the Sponsor. The Trust’s shareholders are not permitted to participate in the management or control of the Trust, enter into any transaction on behalf of the Trust, or have the power to sign for or bind the Trust. House of Doge will purchase Shares for cash, similar to other public shareholders. Accordingly, as House of Doge exercises no influence over the Trust’s structure or day-to-day operations it is not a “promoter” of the Trust.

Secondly, the fees House of Doge receives are not connected to the founding or organizing of the Trust. Upon the Support Services Agreement, House of Doge is compensated for ongoing services, including research, data, marketing and operational support. This fee is a fixed percentage of the Sponsor Fee after formation and is in consideration of post-formation services, not for organizing the Trust.

Because House of Doge did not found or organize the Trust and is compensated only for ongoing services, the Trust respectfully submits that it is not a “promoter” under Securities Act Rule 405.

Comment 6: Registration Statement on Form S-1 – Exhibits. We note your response to prior comment 5 highlighting your disclosure on page 101. However, your discussion of tax consequences is based on the assumption that the Trust will be treated as a grantor trust for U.S. federal income tax purposes. Please revise to provide an opinion as to grantor trust status and describe the reasons for and level of any uncertainty associated with grantor trust status. In addition, to the extent the tax disclosure in the prospectus serves as the tax opinion, please file a "shortform" opinion as an exhibit to confirm this. For guidance, refer to Section III.B.2 of Staff Legal Bulletin No. 19 (Oct. 14, 2011).

Response: With respect to the Staff’s comment, the Trust respectfully advises the Staff that it has existing disclosure on page 103 of the Pre-Effective Amendment, which has been reproduced below (emphasis added):

“The following discussion describes the material U.S. federal income tax consequences associated with the purchase, ownership and disposition of Shares by a U.S. Shareholder, and certain U.S. federal income consequences that may apply to an investment in Shares by a Non-U.S. Shareholder. The discussion represents, insofar as it describes conclusions as to U.S. federal income tax law and subject to the limitations and qualifications described below, the opinion of Dechert LLP. The opinion of Dechert LLP, however, is not binding on the United States Internal Revenue Service (the “IRS”) or on the courts, and does not preclude the IRS from taking a contrary position.”

The Trust will file a “shortform” opinion as an exhibit in a subsequent pre-effective amendment.

Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at 212-698-3526.

Sincerely,

/s/ Allison M. Fumai
Allison M. Fumai, Esq.
Dechert LLP

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